August 6, 2021

By Hand and EDGAR

United States Securities and Exchange Commission,

Division of Corporation Finance,

Office of Technology,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:	Joseph Cascarano
Robert Littlepage
Alexandra Barone
Jan Woo

Re:	Mynaric AG

Confidential Draft Registration Statement on Form F-1

Submitted June 24, 2021

CIK No. 0001850453

Ladies and Gentlemen:

On behalf of our client, Mynaric AG (the “Company”), we are confidentially submitting a second draft registration statement on Form F-1 (“DRS Amendment No. 1”). The Company previously submitted a draft registration statement on Form F-1 on a confidential basis with the Securities and Exchange Commission (the “Commission”) on June 24, 2021 (the “Draft Registration Statement”). DRS Amendment No. 1 has been revised to reflect the Company’s responses to the comment letter to the Draft Registration Statement received on July 23, 2021 from the staff of the Commission (the “Staff”).

On behalf of the Company, we have set forth below the Company’s responses to the Staff’s comments. The responses and information below are based on information provided to us by the Company. To facilitate the Staff’s review, we have included in this letter the caption and comment from the Staff’s comment letter in bold text and have provided the Company’s response immediately following each comment.

Sullivan & Cromwell LLP is a registered limited liability partnership established under the laws of the State of New York.

The personal liability of our partners is limited to the extent provided in such laws. Additional information is available upon request or at www.sullcrom.com.

A list of partners’ names is available for inspection at the above address.

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The Company has responded, to the extent relevant, to each of the Staff’s comments by incorporating revisions in the DRS Amendment No. 1 in light of the comment, providing an explanation if the Company has not fully responded to the comment or providing supplemental information as requested. As a result of changes to the Draft Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the Draft Registration Statement; the page numbers in the Company’s responses refer to page numbers in the DRS Amendment No. 1.

Confidential Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1.

Please disclose the basis for your statement that you are “a leading developer and manufacturer of laser communication technology for aerospace communications networks in government and commercial markets.” Clarify the criteria on which you based this statement, such as revenue or number of customers or market share.

Response:

In response to the Staff’s comment, the Company respectfully advises that the suggested criteria (i.e., revenues, number of customers, market share) are not helpful metrics to substantiate this statement as revenues and number of customers of competitors are not publicly disclosed and the laser communication market is still nascent.

The Company, however, respectfully advises that it produced eleven laser communication terminals in 2020, which is more than any other company announced for 2020. For 2021, the Company targets a production volume of 50 units, which is again higher than any targeted production volume disclosed by competitors. Furthermore, the Company has successfully demonstrated the industry’s first implementation of the Optical Inter-Satellite Link (OISL) Standard of the U.S. Space Development Agency (SDA). In addition, the Company respectfully advises that it was named by Via Satellite as one of “The 10 Hottest Satellite Companies in 2021” and it was admitted, together with the German Aerospace Center’s (DLR) Institute of Communications and Navigation division, to the “Space Technology Hall of Fame” by the U.S. Space Foundation in 2018.

2.	Please define “RF,” “DLR,” “DARPA,” “SDA,” “FTE” and any other terms that may help investors fully understand your business.

Response:

In response to the Staff’s comment, the Company has revised the Frequently Used Terms on page v and the Summary on page 1 of DRS Amendment No. 1.

3.

Please revise your prospectus summary to disclose that your existing shareholders will continue to have significant control over the company after this offering and that their interests may conflict with other shareholders. Highlight the beneficial ownership percentage of your founders, members of your management and supervisory boards, and significant shareholders.

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Response:

In response to the Staff’s comment, the Company has revised the Summary on page 13 of DRS Amendment No. 1.

4.

Please disclose that you are still in the pre-production phase and that you expect to incur significant expenses related to the development of your technology and products, marketing activities and general and administrative functions. Also disclose that you currently rely on external financing and will continue to rely on external financing to cover these expenses and prepare for serial production of your flagship products.

Response:

In response to the Staff’s comment, the Company has revised the Summary on pages 2, 57 and 69 of DRS Amendment No. 1.

Risk Factors

We may face a long sales cycle..., page 22

5.	Please disclose the average length of your sales cycle.

Response:

In response to the Staff’s comment, the Company has revised the Risk Factors on page 22 of DRS Amendment No. 1.

We depend on third-party suppliers to provide us with components for our products..., page 23

6.	Please revise here or elsewhere to quantify the specific impacts you have experienced to your business and results of operations resulting from the COVID-19 pandemic.

Response:

In response to the Staff’s comment, the Company has revised the Risk Factors on page 24 of DRS Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations, page 57

7.

Please revise to disclose the total number of customers for each period presented. Also include the number of government customers versus commercial customers. To the extent material, disclose here or elsewhere the portion of your revenue generated by sales to governmental entities directly and through your partners.

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Response:

In response to the Staff’s comment, the Company has revised the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 58 of DRS Amendment No. 1.

Results of Operations, page 61

8.

We note you present the reportable operating segments Air and Space in accordance with IFRS 8. Please revise to discuss the segment measure of profit or loss for each of your reportable segments. Please also revise segment-level disclosures to identify, quantify, and analyze each material factor underlying changes in results, including when such factors offset each other. For example, in regards to revenues, quantify the number of terminals sold for each segment and discuss revenues related to development and training services. See Item 303(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the “Overview” of the Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 57 of DRS Amendment No. 1 to clarify the measure of segment profitability for its two segments. Furthermore, the Company respectfully advises the Staff that it has reviewed the existing segment level disclosures and modified the presentation to highlight the discussion of segment results in both the revenues and the operating profit / (loss) (EBIT) line items. The Company will consider including a more detailed segment level disclosure in future periods, to the extent material, as it ramps up production.

Underwriting, page 159

9.	Please revise to disclose the exceptions to the lock-up agreements. Identify the existing shareholders who have agreed to the lock-up provision.

Response:

In response to the Staff’s comment, the Company advises the Staff that detailed information relating to the lock-up and the shareholders who will agree to a lock-up is not yet available. The Company confirms that it will provide additional information with respect to the lock-up at a later stage.

Consolidated Statement of Profit or Loss and Other Comprehensive Income for the year ended December 31, 2020, page F-3

10.

We note in your disclosure on pages 60 and F-7 that you have presented your expenses by nature. However, it appears you have presented on the face of your Consolidated Statement of Profit or Loss and Other Comprehensive Income your expenditures by nature, and these expenditures will be expensed over time frames that exceed the current reporting period. Please revise your statement of profit or loss to present your expenses either by nature or function. Specifically address paragraph 3.4 of the IFRS Conceptual Framework for Financial Reporting (2018) and paragraphs 82 and 99 of IAS 1 in your response.

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Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it has considered the guidance in IAS 1.82 and 99 and paragraph 3.4 of the IFRS Conceptual Framework for Financial Reporting (2018), which requires the presentation of certain line items within the statement of profit and loss and the analysis of expenses recognized in profit or loss using a classification based on either their nature or their function within the entity, whichever provides information that is reliable and more relevant. The financial statements present income and expenses for the respective reporting period, i.e., the years ending December 31, 2019 and 2020. The Consolidated Statement of Profit or Loss and Other Comprehensive Income follows an example in the implementation guidance accompanying IAS 1 (Implementation Guidance Part I: Illustrative Presentation of Financial Statements). This example includes a line item “work performed by the entity and capitalized”, which is necessary where an entity adopts an analysis by nature of expenses and presents its operating expenses on a gross basis, before the deduction of any amounts capitalized. The Company believes that at this juncture in its operations, presenting its expenses by nature is the most reliable and relevant information as this most closely relates to how management has historically run the business as well as how the Company has communicated with investors in its home country.

Note 3.2 Accounting Policies

(b) Revenue Recognition, page F-8

11.

Please provide sufficient detail to clarify the significant payment terms, nature and timing of your performance obligations for goods and services arising from your contracts with customers, as well as any significant judgments and practical expedients in the application of IFRS 15. For instance, clarify the point in time when your customers have the ability to direct the use of, and obtain substantially all of the remaining benefits from, the transferred terminal(s). Refer to paragraphs 119, 123 and 129 of IFRS 15.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on p. F-9 to clarify the significant payment terms, nature and timing of our performance obligations for goods and services arising from our contracts with customers, as well as any significant judgments in the application of IFRS 15. Furthermore, the Company respectfully advises the Staff that the Company generally has not used practical expedients in its application of IFRS 15. The only exception is in connection with advances received from a customer on a contract for which management expects it will transfer the performance obligation to the customer within one year of receiving such advance payments, and therefore in accordance with paragraph 63 of IFRS 15, the consideration is not adjusted for the effects of a significant financing component.

(d) Government Grants, page F-9

12.

Please explain whether and how you determined that the government grants were more appropriately in scope of IFRS 15 or IAS 20. Furthermore, please revise your disclosures, as applicable, to clarify your accounting of the government grants.

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Response:

In response to the Staff’s comment, the Company has revised the disclosure on p. F-10 to clarify that government grants are treated in accordance with IAS 20.

(f) Intangible Assets, page F-10

13.

Please revise your disclosure to clarify how all conditions for capitalization have been fulfilled for both the CONDOR inter-satellite link terminal and the HAWK AIR airborne terminal in accordance with paragraph 57 of IAS 38.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on p. F-10 to clarify how all conditions for capitalization have been fulfilled for both the CONDOR inter-satellite link terminal and the HAWK AIR airborne terminal in accordance with paragraph 57 of IAS 38.

Note 20. Inventories, page F-32

14.	Please disclose the amount of inventories recognized as an expense for each period presented. Refer to paragraph 36(d) of IAS 2.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on p. F-32.

Signatures, page II-4

15.

Form F-1 requires that at least a majority of the board of directors or persons performing similar functions sign the registration statement. Please confirm that you will include the signatures of at least a majority of the supervisory board.

Response:

The Company acknowledges the Staff’s comment requesting the inclusion of signatures of members of its supervisory board and respectfully submits that such signatures are not required. The Corporate Finance Division’s Compliance and Disclosure Interpretations of Securities Act Forms (available at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm) state, in Question 102.01, that in the case of registrants with dual governing boards, “the registration statement should be signed by whichever board has the authority to bind the company and performs functions most similar to those of a U.S. company’s board of directors.” Under German corporate law, the management board (Vorstand) of a German stock corporation has the power to bind the company. Although the supervisory board (Aufsichtsrat) has an oversight function similar to that of a U.S. board of directors, the management board is responsible for managing the business and affairs of the company and is, in this regard, the board most similar to a U.S. company’s board of directors. While the Company does not currently have employee representatives on its supervisory board, under Germany’s Co-Determination Act of 1976 and the One-Third Participation Act of 2004, any German stock corporation, depending on its

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size, may be required to have up to half of its supervisory board composed of employee representatives, who would then be potentially liable under Section 11 of the Securities Act of 1933 for untrue or misleading statements in the company’s registration statement were the members of the company’s supervisory board required to sign it. The increased size of the supervisory board also complicates the logistics of obtaining signatures from a majority of its members for a company’s registration statement. Accordingly, it was until recently the universal practice among German issuers to have their registration statements signed only by the members of their management boards. Examples include Daimler Benz Corporation in 1993, Deutsche Telecom AG in 1996, SAP AG in 1998, EPCOS AG in 1999, Infineon Technologies AG in 2000, GPC Biotech AG in 2004 and Qimonda AG in 2006. While the Company acknowledges that some recent German registrants have had the registration statements signed by members of both the management board and the supervisory board (e.g., Biofrontera AG in 2018, VIA optronics AG in 2020), others, such as Jumia Technologies AG in 2019, have continued to have only members of the management sign the registration statement. Based on the Corporate Finance Division’s interpretation, the Company’s understanding of German corporate law and the Staff’s past practice, the Company believes that the members of its management board are the appropriate signatories of the Registration Statement.

Exhibits

16.	Please file your service agreements with members of the management board and the Option Agreement with Bulent Altan as exhibits to the registration statement. See Item 601(b)(10) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it does not believe it is required to file the service agreements with its members of the management board or the Option Agreement with Bulent Altan. Item 601(b)(10)(iii)(C)(5) of Regulation S-K provides that compensatory contracts of a registrant need not be filed if the registrant is a foreign private issuer that furnishes compensatory information under Item 402(a)(1) of Regulation S-K and the public filing of the plan, contract or arrangement, or portion thereof, is not required in the registrant’s home country and is not otherwise publicly disclosed by the registrant. The Company advises the Staff that it is a foreign private issuer furnishing compensatory information under Item 402(a)(1) of Regulation S-K, that public filing of the service agreements and the Option Agreement with Bulent Altan is not required in Germany and that the service agreements have not otherwise been publicly disclosed by the Company. Accordingly, the Company respectfully advises the Staff that it is exempt from filing the service agreements with its members of the management board as exhibits and the Option Agreement with Bulent Altan pursuant to Item 601(b)(10)(iii)(C)(5) of Regulation S-K.

General

17.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

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Response:

In response to the Staff’s comment, the Company has supplementally provided the Staff, under separate cover, with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company or anyone authorized on the Company’s behalf has presented to potential investors in reliance on Section 5(d) of the Securities Act. To the extent the Company or anyone authorized on the Company’s behalf provides additional written communication to potential investors in reliance on Section 5(d) of the Securities Act, the Company will supplementally provide the Staff with copies of all such written communications.

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If you would like to discuss any aspect of this letter or DRS Amendment No. 1, please contact Krystian Czerniecki at +49-69-4272-5525 or by email (czernieckik@sullcrom.com). Please send written correspondence relating to this submission by email.

Very truly yours,

/s/ Krystian Czerniecki
Krystian Czerniecki

cc:	Bulent Altan, Chief Executive Officer
Stefan Berndt-von Bülow, Chief Financial Officer
Joachim Horwath, Chief Technology Officer
(Mynaric AG)

Craig F. Arcella
Sasha Rosenthal-Larrea
(Cravath, Swaine & Moore LLP)